EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K.

(in millions)	2016	2015	2014	2013	2012
Loss from continuing operations before income taxes(A)	$(38)	$(109)	$(565)	$(985)	$(1,082)
Less: Net income attributable to non-controlling interests	(32)	(33)	(40)	(54)	(48)
Dividends from non-consolidated affiliates	12	12	12	13	7
Interest expense(B)	290	270	265	264	213
Debt amortization expense	37	37	49	57	46
Interest portion of rent expense(C)	17	19	20	24	21
Total earnings (loss)	$286	$196	$(259)	$(681)	$(843)

Capitalized interest	$3	$1	$—	$5	$9
Interest expense(B)	307	289	285	288	234
Debt amortization expense	37	37	49	57	46
Total fixed charges	$347	$327	$334	$350	$289

Ratio of earnings to fixed charges	0.82	0.60	—	—	—
Earnings shortfall	$(61)	$(131)	$(593)	$(1,031)	$(1,132)
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(A)    Excludes equity in income (loss) of non-consolidated affiliates.

(B)	Excludes interest expense on income tax contingencies.

(C)	Represents an estimated amount of rental expense (33%) that is deemed to be representative of the interest factor.

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